Exhibit 99.3 to Schedule 13G/A

JOINDER AGREEMENT

Conscientia Investment Limited joins, and agrees to be bound by, all the provisions of the Joint Filing Agreement and Power of Attorney.

March 22, 2011

CONSCIENTIA INVESTMENT LIMITED

By: /s/ Clifford Thring
Name:	Clifford Thring
Title:	Attorney-in-Fact for Conscientia Investment Limited